Exhibit 99.1

ENGLISH TRANSLATION

AXTEL, S.A.B. DE C.V.
GENERAL ORDINARY SHAREHOLDERS’ MEETING
NOTICE

By resolution of the Board of Directors of AXTEL, S.A.B. DE C.V. (the “Corporation”), the Shareholders of the Corporation are hereby called to a General Ordinary Shareholders´ Meeting that shall be held on April 23, 2008, at 12:00pm, at the corporate domicile of the Corporation located at Boulevard Diaz Ordaz Km. 3.33 L-1, Colonia Unidad San Pedro, San Pedro Garza García, N.L. 66215, México, to deal with the issues contained in the following:

AGENDA

I.-
Discussion and, as the case may be, approval of the reports and opinion referred to in Article 28, section IV of the Mexican Securities Market Law, in connection with the fiscal year concluded on December 31, 2007.

II.-	Presentation of the Report regarding the fulfillment of the fiscal obligations by the Corporation, referred to in Article 86, section XX of the Mexican Income Tax Law.

III.-
Discussion and, as the case may be, approval of (i) the application of results for the fiscal year concluded on December 31, 2007 and (ii) the determination of the maximum amount to be used for the acquisition of its own shares pursuant to the terms of Article 56, section IV of the Mexican Securities Market Law.

IV.-
Appointment and, as the case may be, ratification of the members of the Board of Directors and their respective alternates, including the appointment and/or ratification of Chairman, Secretary and Prosecretary to the Board, qualification of the independence of the members to the Board that have been proposed with the character of independent, and the determination of their remuneration.

V.-
Appointment and, as the case may be, ratification of Chairperson to the Audit and Corporate Practices Committee, including the appointment and/or ratification of the members to such committee and their respective alternates, and the determination of their remuneration.

VI.-	Appointment of special delegates of the Meeting in order to comply and formalize the resolutions adopted by the Meeting.

Pursuant to the provisions of Articles 128 and 129 of the General Law of Commercial Companies, Article 290 of the Mexican Securities Market Law, and clause Nineteenth of the corporate bylaws, in order to have the right to attend the Meeting, the Shareholders must be registered in the Stock Registry Book of the Corporation and shall submit the corresponding entrance pass which should be requested at least one (1) day prior to the Meeting at the Corporation’s offices, for which purpose the certificates that represent the corresponding shares or certificates or deposit certificates of such shares issued by S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, or by a Mexican credit institution or by an authorized brokerage firm should be deposited in the Corporation’s offices.  In order to obtain such entrance pass, the depositors at S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores shall attach to the statements issued by such institution, the lists that identify the Shareholders. The Shareholders may attend the Meeting personally or be represented by attorney-in-fact duly appointed by means of a proxy or by means of a power of attorney granted according to the proxy form available at the Corporation’s offices.

Pursuant to Article 49, section I of the Mexican Securities Market Law, all information and documents related to each of the items of the agenda, shall be available to the Shareholders or their representatives at the Corporation’s offices from the fifteenth day prior to the Meeting.

All communications related with this Notice shall be addressed to Eduardo Elizondo, telephone: (81) 8129-8139 at the domicile described in the first paragraph of this Notice.

San Pedro Garza García, Nuevo León, México; March 27, 2008

ALBERTO JESÚS MORALES MARTÍNEZ
Secretary of the Board of Directors